UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

YADKIN FINANCIAL CORPORATION
(Name of Issuer)

Voting Common Stock, par value $1.00 per share
(Title of Class of Securities)

984314104
(CUSIP Number)

David Wermuth, Esq.
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 4, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984314104

1.	Name of Reporting Person Trident IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 2,257,404

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 2,257,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%*

14.	Type of Reporting Person PN

_____________________________
*
The calculation of the foregoing percentage is based on 30,943,910 shares of Voting Common Stock of the Issuer outstanding as of August 8, 2014 as disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 2014.  Please see Item 5.

CUSIP No. 984314104

1.	Name of Reporting Person Trident Capital IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 2,257,404

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 2,257,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%*

14.	Type of Reporting Person PN

_____________________________
*
The calculation of the foregoing percentage is based on 30,943,910 shares of Voting Common Stock of the Issuer outstanding as of August 8, 2014 as disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 2014.  Please see Item 5.

CUSIP No. 984314104

1.	Name of Reporting Person Trident IV Professionals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 38,224

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 38,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person PN

_____________________________
*
The calculation of the foregoing percentage is based on 30,943,910 shares of Voting Common Stock of the Issuer outstanding as of August 8, 2014 as disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 2014.  Please see Item 5.

CUSIP No. 984314104

1.	Name of Reporting Person Stone Point Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 2,295,628

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%*

14.	Type of Reporting Person OO

_____________________________
*
The calculation of the foregoing percentage is based on 30,943,910 shares of Voting Common Stock of the Issuer outstanding as of August 8, 2014 as disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 2014.  Please see Item 5.

Item 1.  Security and the Issuer

This Schedule 13D relates to the Voting Common Stock, par value $1.00 per share (the "Common Stock"), of Yadkin Financial Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.

Item 2.  Identity and Background

This Schedule 13D is filed jointly on behalf of Stone Point Capital LLC ("Stone Point"), Trident IV, L.P. ("Trident IV"), Trident Capital IV, L.P. ("Trident IV GP") and Trident IV Professionals Fund, L.P. ("Trident IV Professionals" and, together with Trident IV and Trident IV GP, the "Stone Point Partnerships").  Stone Point together with the Stone Point Partnerships referred to herein as the "Reporting Persons".

The sole general partner of Trident IV is Trident IV GP.  As the general partner, Trident IV GP holds voting and investment power with respect to the shares of Common Stock that are, or may be deemed to be, beneficially owned by Trident IV.  Pursuant to a certain management agreement, Stone Point has received delegated authority from Trident IV GP relating to Trident IV, including the authority to exercise voting rights of the shares of Common Stock on behalf of Trident IV, except with respect to any portfolio investment where Trident IV controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident IV without first receiving direction from the Investment Committee of Trident IV GP or a majority of the general partners of Trident IV GP.  The management agreement does not delegate any power with respect to the disposition of shares of Common Stock held by Trident IV.

The sole general partner of Trident IV Professionals is Stone Point GP Ltd. ("Trident IV Professionals GP").  As the general partner, Trident IV Professionals GP holds voting and investment power with respect to the shares of Common Stock that are, or may be deemed to be, beneficially owned by Trident IV Professionals.  The manager of Trident IV Professionals is Stone Point.  In its role as manager, Stone Point has authority delegated to it by Trident IV Professionals GP to exercise voting rights of the shares of Common Stock on behalf of Trident IV Professionals but does not have any power with respect to disposition of the shares of Common Stock held by Trident IV Professionals.  For any portfolio investment where Trident IV Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident IV Professionals without first receiving direction from the Investment Committee of Trident IV Professionals GP or a majority of the shareholders of Trident IV Professionals GP.

The general partners of Trident IV GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).  There are five shareholders of Trident IV Professionals GP: Messrs. Davis, Carey, Stephen Friedman, Wermuth and Zerbib.

Stone Point is a Delaware limited liability company, and its principal business is serving as the manager of private equity funds, including Trident IV and Trident IV Professionals.  Each of the Stone Point Partnerships is a Cayman Islands limited partnership whose principal business is investing in the securities of companies operating in the financial services industry.  The registered office of each of the Reporting Persons is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point, each general partner of Trident IV GP and each member of the Investment Committee of Trident IV and the shareholders of Trident IV Professionals GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Item 6 is hereby incorporated herein by reference thereto.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On January 27, 2014, the Issuer, VantageSouth Bancshares, Inc. ("VantageSouth"), and Piedmont Community Bank Holdings, Inc. ("Piedmont") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Piedmont and VantageSouth merged with and into the Issuer on July 4, 2014 (the "Mergers").

In the Mergers each of the 359,118 and 6,081 outstanding shares of Piedmont common stock held by Trident IV and Trident IV Professionals, respectively, was converted into (i) 6.28597 shares of the Common Stock; (ii) a pro rata portion of cash in respect of Piedmont's $4.2 million deferred tax asset (subject to adjustment in accordance with an independent evaluation); (iii) a pro rata portion of cash in an amount equal to the cash held by Piedmont at the date of closing of the Mergers; (iv) a portion of cash in an amount equal to the closing price of the Common Stock on the date immediately prior to the Mergers multiplied by the fractional shares of Common Stock that Trident IV and Trident IV Professionals would have received as a result of the conversion of the 359,118 and 6,081 outstanding shares of Piedmont common stock held by Trident IV and Trident IV Professionals, respectively, into 6.28597 shares of the Common Stock and (v) a right to receive a pro rata portion of certain shares of Common Stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan. The Merger Agreement requires the Issuer to establish a "rabbi trust" to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Mergers. A total of 856,447 shares of the Common Stock will be issued to and held by the rabbi trust. If the shares of Common Stock held in the rabbi trust are not fully used to fund the Piedmont Phantom Equity Plan, any remaining shares of Common Stock will be distributed to the holders of Piedmont common stock on a pro rata basis as additional merger consideration.

Trident IV and Trident IV Professionals have the right to receive a maximum of 209,704 and 3,550 shares of Common Stock, respectively, currently held by the rabbi trust. Beneficial ownership of such shares by the Reporting Persons is expressly disclaimed, and such shares of Common Stock are not reported as beneficially owned by such Reporting Persons on the cover pages of this Schedule 13D.

Item 4.  Purpose of Transaction

Each of the Stone Point Partnerships acquired the shares of Common Stock in connection with the Merger in respect of securities held by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into shares of Common Stock Shares or dispose of any or all of its Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person's members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of the Stone Point Partnerships, solely in its capacity as a shareholder of the Issuer, Trident IV Professionals GP on behalf of Trident IV Professionals as a direct general partner, and Stone Point on behalf of the Stone Point Partnerships as their manager, may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.  Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 30,943,910 shares of Common Stock of the Issuer outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  (i) Trident IV may be deemed to beneficially own an aggregate of 2,257,404 shares of Common Stock, representing approximately 7.3% of the Common Stock outstanding; (ii) in its capacity as sole general partner of Trident IV, Trident IV GP may be deemed to beneficially own an aggregate of 2,257,404 shares of Common Stock, representing approximately 7.3% of the Common Stock outstanding; (iii) Trident IV Professionals may be deemed to beneficially own an aggregate of 38,224 shares of Common Stock, representing less than 0.1% of the Common Stock outstanding, and has shared voting and dispositive power with respect to such shares; and (iv) in its capacity as the manager of  Trident IV and Trident IV Professionals, Stone Point may be deemed to beneficially own an aggregate of 2,295,628 shares of Common Stock, representing approximately 7.4% of the Common Stock outstanding.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident IV GP, and Trident IV Professionals GP (collectively, the "GPs") has disclaimed beneficial ownership of the Common Stock that are, or may be deemed to be, beneficially owned by Trident IV and Trident IV Professionals (the "Partnerships").  The individual members of Stone Point and shareholders of Trident IV Professionals GP each has also disclaimed beneficial ownership of the Common Stock that are, or may be deemed to be, beneficially owned by the Partnerships.  This report shall not be construed as an admission that such persons are the beneficial owners of the Common Stock for any purpose.

The limited partnership agreement of Trident IV has the effect of conferring shared voting and dispositive power over the aggregate of 2,257,404 shares of Common Stock to Trident IV and its general partner, Trident IV GP.  The limited partnership agreement of Trident IV Professionals has the effect of conferring shared voting and dispositive power over the aggregate of 38,224 share of Common Stock to Trident IV Professionals and its general partner, Trident IV Professionals GP.  As further described above in Item 2, pursuant to certain management agreements, Stone Point has received delegated authority by the GPs to exercise shared voting rights with respect to the aggregate of 2,295,628 shares of Common Stock on behalf of the Partnerships, but Stone Point does not have any power with respect to disposition of Common Stock held by the Partnerships.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Registration Rights Agreement

The Issuer, Trident IV Depository Holdings, LLC ("Trident IV Depository Holdings"), Trident IV PF Depository Holdings, LLC ("Trident IV PF Depository Holdings") and certain other shareholders entered into a Registration Rights Agreement, dated as of July 4, 2014 (the "Registration Rights Agreement").

Pursuant to the Registration Rights Agreement, Trident IV Depository Holdings, Trident IV PF Depository Holdings or Trident IV and Trident IV Professionals, as Affiliates (as defined in the Registration Rights Agreement) of Trident IV Depository Holdings and Trident IV PF Depository Holdings, (collectively, the "Holders") have the right to require the Issuer to register all or any portion of their Common Stock under the Securities Act of 1933 on Form S-3 or another appropriate form. Each of the Holders is entitled to request up to three registrations in the aggregate in any 365 day period during the six (6) year period commencing on the date that is three months after July 4, 2014 and an unlimited number of short-form registrations on Form S-3, including underwritten offerings during that period. In addition, if the Issuer proposes to file a registration statement in connection with a public offering of Common Stock, the Holders will be entitled to piggyback registration rights pursuant to which the Issuer will be required to include in such registration such number of shares of Common Stock as they may request. The Holders have also agreed that they will enter into lockup agreements in connection with certain offerings if so requested by the underwriters of such offerings. These registration rights will also be subject to cutbacks, priorities and other limitations.

The Registration Rights Agreement also provides that the Issuer will pay all expenses relating to such registrations and indemnify the Holders against certain liabilities which may arise under the Securities Act of 1933.

Phantom Equity Plan and Rabbi Trust Agreement

The Merger Agreement required the Issuer to establish a "rabbi trust" to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Mergers, including Trident IV and Trident IV Professionals. A total of 856,447 shares of the Common Stock will be issued to and held by the rabbi trust. Shares of Common Stock will be paid out under the Piedmont Phantom Equity Plan on the earlier of (i) December 31, 2018 or (ii) a "change of control" (as defined in the Piedmont Phantom Equity Plan), in amounts determined pursuant to the Piedmont Phantom Equity Plan.

If the shares of Common Stock held in the rabbi trust are not fully used to fund the Piedmont Phantom Equity Plan, any remaining shares of Common Stock will be distributed to the former holders of Piedmont common stock on a pro rata basis as additional merger consideration. Trident IV and Trident IV Professionals have the right to receive a maximum of 209,704 and 3,550 shares of Common Stock, respectively, currently held by the rabbi trust.

The foregoing description of the terms of the Registration Rights Agreement and the Piedmont Phantom Equity Plan are qualified in their entirety by reference to the full text of such agreements. The Registration Rights Agreement and Piedmont Phantom Equity Plan are filed as Exhibit B and Exhibit C, respectively, each of which is incorporated herein by reference.

Except as set forth in this statement on Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits
Exhibit	Description
A.	Joint Filing Agreement, dated as of September 3, 2014.
B.

Registration Rights Agreement made and entered into as of July 4, 2014 by and among Yadkin Financial Corporation and the other entities party thereto (incorporated by reference to the Form of Registration Rights Agreement attached as Exhibit D to the Merger Agreement attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 29, 2014).

C.

Piedmont Community Bank Holdings, Inc. Phantom Equity Plan, dated January 24, 2014 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on March 26, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2014	TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

STONE POINT CAPITAL LLC

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Senior Principal

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Secretary

SCHEDULE I

Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC ("Stone Point"), the general partner of Trident Capital IV, L.P. ("Trident IV GP"), each member of the Investment Committee of Trident IV GP and the shareholders of Trident IV Professionals GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.
Name and Office	Principal Occupation

Charles A. Davis

Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP
Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point	Private Equity Investor, Stone Point

Meryl D. Hartzband Chief Investment Officer, Stone Point	Private Equity Investor, Stone Point

James D. Carey

Senior Principal, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP
Private Equity Investor, Stone Point

David J. Wermuth

Senior Principal and General Counsel, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP
Private Equity Investor, Stone Point

Nicholas D. Zerbib Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP	Private Equity Investor, Stone Point